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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2015

Commission File Number: 001-33853

CTRIP.COM INTERNATIONAL, LTD.
99 Fu Quan Road
Shanghai 200335, People's Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) :

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) :

 SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CTRIP.COM INTERNATIONAL, LTD.
By:	/s/ XIAOFAN WANG Name: Xiaofan Wang Title: Chief Financial Officer

Date: June 18, 2015

 EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release regarding launch of the proposed offering of convertible senior notes
99.2	Management's discussion and analysis of financial condition and results of operations

Exhibit 99.2 sets forth the "Management's discussion and analysis of financial condition and results of operations" section included in the Registrant's preliminary offering memorandum dated June 17, 2015 in connection with the proposed offering of convertible senior notes
99.3	Interim Condensed Consolidated Financial Statements (unaudited)

Exhibit 99.3 sets forth the interim condensed consolidated financial statements (unaudited) included in the Registrant's preliminary offering memorandum dated June 17, 2015 in connection with the proposed offering of convertible senior notes

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SIGNATURES
EXHIBIT INDEX